UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DUNE ENERGY, INC.

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

265338707

(CUSIP Number)

Mark Strefling

Whitebox Advisors, LLC

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

(612) 253-6001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 265338707

1	NAME OF REPORTING PERSON Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,676,079 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,676,079 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,676,079 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.09%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is based on 72,152,555 shares of Common Stock issued and outstanding as of March 7, 2014, based on information in the Form 10-K for the fiscal year ended December 31, 2014 filed by the Issuer on March 7, 2014.

SEC 1746 (12-91)

CUSIP No. 265338707

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,488,250 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,488,250 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,250 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.06%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is based on 72,152,555 shares of Common Stock issued and outstanding as of March 7, 2014, based on information in the Form 10-K for the fiscal year ended December 31, 2014 filed by the Issuer on March 7, 2014.

SEC 1746 (12-91)

CUSIP No. 265338707

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,488,250 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,488,250 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,250 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.06%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is based on 72,152,555 shares of Common Stock issued and outstanding as of March 7, 2014, based on information in the Form 10-K for the fiscal year ended December 31, 2014 filed by the Issuer on March 7, 2014.

SEC 1746 (12-91)

CUSIP No. 265338707

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,488,250 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,488,250 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,250 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.06%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is based on 72,152,555 shares of Common Stock issued and outstanding as of March 7, 2014, based on information in the Form 10-K for the fiscal year ended December 31, 2014 filed by the Issuer on March 7, 2014.

SEC 1746 (12-91)

CUSIP No. 265338707

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,488,250 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,488,250 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,250 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.06%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Percent of class is based on 72,152,555 shares of Common Stock issued and outstanding as of March 7, 2014, based on information in the Form 10-K for the fiscal year ended December 31, 2014 filed by the Issuer on March 7, 2014.

SEC 1746 (12-91)

CUSIP No. 265338707

1	NAME OF REPORTING PERSON Whitebox Credit Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,556,355 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,556,355 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,556,355 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is based on 72,152,555 shares of Common Stock issued and outstanding as of March 7, 2014, based on information in the Form 10-K for the fiscal year ended December 31, 2014 filed by the Issuer on March 7, 2014.

SEC 1746 (12-91)

CUSIP No. 265338707

1	NAME OF REPORTING PERSON Whitebox Credit Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,556,355 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,556,355 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,556,355 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is based on 72,152,555 shares of Common Stock issued and outstanding as of March 7, 2014, based on information in the Form 10-K for the fiscal year ended December 31, 2014 filed by the Issuer on March 7, 2014.

SEC 1746 (12-91)

CUSIP No. 265338707

1	NAME OF REPORTING PERSON Whitebox Credit Arbitrage Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,556,355 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,556,355 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,556,355 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is based on 72,152,555 shares of Common Stock issued and outstanding as of March 7, 2014, based on information in the Form 10-K for the fiscal year ended December 31, 2014 filed by the Issuer on March 7, 2014.

SEC 1746 (12-91)

CUSIP No. 265338707

1	NAME OF REPORTING PERSON Whitebox Credit Arbitrage Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,556,355 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,556,355 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,556,355 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Percent of class is based on 72,152,555 shares of Common Stock issued and outstanding as of March 7, 2014, based on information in the Form 10-K for the fiscal year ended December 31, 2014 filed by the Issuer on March 7, 2014.

SEC 1746 (12-91)

CUSIP No. 265338707

1	NAME OF REPORTING PERSON Pandora Select Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 631,474 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 631,474 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 631,474 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.88%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*	Percent of class is based on 72,152,555 shares of Common Stock issued and outstanding as of March 7, 2014, based on information in the Form 10-K for the fiscal year ended December 31, 2014 filed by the Issuer on March 7, 2014.

SEC 1746 (12-91)

CUSIP No. 265338707

1	NAME OF REPORTING PERSON Pandora Select Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 631,474 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 631,474 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 631,474 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.88%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is based on 72,152,555 shares of Common Stock issued and outstanding as of March 7, 2014, based on information in the Form 10-K for the fiscal year ended December 31, 2014 filed by the Issuer on March 7, 2014.

SEC 1746 (12-91)

CUSIP No. 265338707

1	NAME OF REPORTING PERSON Pandora Select Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 631,474 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 631,474 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 631,474 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.88%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is based on 72,152,555 shares of Common Stock issued and outstanding as of March 7, 2014, based on information in the Form 10-K for the fiscal year ended December 31, 2014 filed by the Issuer on March 7, 2014.

SEC 1746 (12-91)

CUSIP No. 265338707

1	NAME OF REPORTING PERSON Pandora Select Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 631,474 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 631,474 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 631,474 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.88%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Percent of class is based on 72,152,555 shares of Common Stock issued and outstanding as of March 7, 2014, based on information in the Form 10-K for the fiscal year ended December 31, 2014 filed by the Issuer on March 7, 2014.

SEC 1746 (12-91)

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Dune Energy, Inc. (the “Issuer”), a corporation organized under the laws of Delaware. The principal executive offices of the Issuer are located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.

Item 2. Identity and Background

(a) This statement on Schedule 13D is filed by the following entities, who are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”:

(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”), with the respect to the Common Stock beneficially owned by it;

(ii)	Whitebox Multi-Strategy Advisors, LLC, a Delaware limited liability company (“WMSA”);

(iii)	Whitebox Multi-Strategy Partners, L.P., a British Virgin Islands limited partnership (“WMSP”);

(iv)	Whitebox Multi-Strategy Fund, L.P., a Delaware limited partnership (“WMSFLP”);

(v)	Whitebox Multi-Strategy Fund, Ltd., a British Virgin Islands international business company (“WMSFLTD”);

(vi)	Whitebox Credit Arbitrage Advisors, LLC, a Delaware limited liability company (“WCRAA”);

(vii)	Whitebox Credit Arbitrage Partners, L.P., a British Virgin Islands limited partnership (“WCRAP”);

(viii)	Whitebox Credit Arbitrage Fund , L.P., a Delaware limited partnership (“WCRAFLP”);

(ix)	Whitebox Credit Arbitrage Fund, Ltd., a British Virgin Islands international business company (“WCRAFLTD”);

(x)	Pandora Select Advisors, LLC, a Delaware limited liability company (“PSA”);

(xi)	Pandora Select Partners, L.P., a British Virgin Islands limited partnership (“PSP”);

(xii)	Pandora Select Fund, L.P., a Delaware limited partnership (“PSFLP”); and

(xiii)	Pandora Select Fund, Ltd., a British Virgin Islands international business company (“PSFLTD”);

WA, as the managing member and sole owner of WMSA, has the power to direct the affairs of WMSA, which manages accounts for the benefit of its client funds WMSP, WMSFLP, and WMSFLTD. WMSA has the power to direct the affairs of these client funds, including the power to vote and dispose of the shares of Common Stock held by its client funds and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

WA, as the managing member and sole owner of WCRAA, has the power to direct the affairs of WCRAA, which manages accounts for the benefit of its client funds WCRAP, WCRAFLP, and WCRAFLTD. WCRAA has the power to direct the affairs of these client funds, including the power to vote and dispose of the shares of Common Stock held by its client funds and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

WA, as the managing member and sole owner of PSA, has the power to direct the affairs of PSA, which manages accounts for the benefit of its client funds PSP, PSFLP and PSFLTD. PSA has the power to direct the affairs of these client funds, including the power to vote and dispose of the shares of Common Stock held by its client funds and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

As a result of the relationships described in this statement, each of WA, WMSA, WMSFLP, WMSFLTD, WCRAA, WCRAFLP, WCRAFLTD, PSA, PSFLP, and PSFLTD may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by each of WMSP, WCRAP and PSP. WA, WMSA, WMSFLP, WMSFLTD, WCRAA, WCRAFLP, WCRAFLTD, PSA, PSFLP and PSFLTD each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest in such shares.

(b) The principal business and office address of WA, WMSA, WMSFLP, WCRAA, WCRAFLP, PSA and PSFLP is:

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

The principal business and office address of WMSP, WMSFLTD, WCRAP, WCRAFLTD, PSP and PSFLTD is:

Appleby Corporate Services (BVI) Limited

Jayla Place, PO Box 3190

Road Town, Tortola, British Virgin Islands

(c) WA is an SEC registered investment adviser that, directly or through affiliates (including certain Reporting Persons), manages private investment funds (which comprise the balance of the Reporting Persons). The name, business address, present principal employment and citizenship of each executive officer of WA is set forth in Exhibit 99.1.

(d) and (e) During the last five years, none of the Reporting Persons or the persons named in Exhibit 99.1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are organized under the laws of the jurisdictions specified in Item 2(a) above. The citizenship of each of the executive officers of WA is set forth in Exhibit 99.1.

Item 3. Source and Amount of Funds or Other Consideration

The sources of funds used to purchase the shares of the Issuer’s Common Stock were capital contributions to WMSP, WCRAP and PSP.

Item 4. Purpose of Transaction

On October 10, 2012, the Reporting Persons filed a Schedule 13G (the “Schedule 13G”) with the Securities and Exchange Commission (“SEC”) reporting that they collectively had acquired beneficial ownership of 5.52% of the Issuer’s Common Stock for investment purposes. The Schedule 13G was subsequently amended on February 13, 2013 and February 12, 2014.

Following preliminary discussions with the Zell Credit Opportunities Side Fund, L.P. (the “Side Fund”) and the Chai Trust Company, LLC (the “Chai Trust”), which collectively reported beneficial ownership of 6.4% of the Issuer’s Common Stock in an Amendment No. 5 to Schedule 13D filed with the SEC on April 18, 2014 (the “Side Fund 13D”), the Reporting Persons expressed their support on April 15, 2014 for bringing about certain desired changes advocated by the Side Fund and the Chai Trust to ensure that the direction of Issuer’s management and board of directors is aligned with the interests of the Issuer’s shareholders. Such desired changes could include, among other things, changes to the Issuer’s cost structure, strategic direction, management and/or board of directors.

As a result, the Reporting Persons and the Side Fund and Chai Trust may be deemed to be members of a “group” as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for purposes of Section 13(d) and (g) under the Exchange Act. The Reporting Persons and the Side Fund and Chai Trust, acting together, intend to engage in discussions with relevant and interested parties, including other shareholders of the Issuer, to try and effect the desired changes. There can be no assurance that the Reporting Persons and the Side Fund and Chai Trust will achieve the desired changes.

Notwithstanding the foregoing, each of the Reporting Persons and the Side Fund and Chai Trust retains sole and exclusive control over the management and disposition of its respective holdings in the shares of Common Stock. Except as described above, none of the Reporting Persons or the Side Fund and Chai Trust currently has any plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons and the Side Fund and Chai Trust reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a) Pursuant to the definition of “group” in Rule 13d-5(b) under the Exchange Act, the Reporting Persons and the Side Fund and Chai Trust may be deemed to beneficially own the shares of Common Stock beneficially owned by each other. To the best of the Reporting Persons’ knowledge, based solely upon information in the Side Fund 13D, the aggregate beneficial ownership of the Reporting Persons and the Side Fund and Chai Trust equates to approximately 8,313,841 shares of Common Stock in the aggregate, or approximately 11.5% of the total number of shares of Common Stock outstanding. The Reporting Persons disclaim beneficial ownership of any shares of Common Stock held by the Side Fund and Chai Trust. Accordingly, Items 11 and 13 of the cover pages to this Schedule 13D set forth the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of April 22, 2014.

(b) Subject to the group status discussion in Item 5(a) above, Items 7 through 10 of the cover pages to this Schedule 13D set forth the number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons as of April 22, 2014 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) During the last 60 days, the Reporting Persons sold shares of Common Stock on the OTCQB tier of the OTC Markets Group, Inc. as summarized in Exhibit 99.2.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above in Item 4, which response is incorporated by reference herein, neither the Reporting Persons nor, to their knowledge, any of the persons named in Exhibit 99.1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Executive Officers of Whitebox Advisors, LLC.

99.2	Sales by Reporting Persons of Shares of Issuer Common Stock During the Past Sixty Days

99.3	Joint Filing Agreement, dated April 22, 2014, among the Reporting Persons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2014

WHITEBOX ADVISORS, LLC

By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX MULTI-STRATEGY ADVISORS, LLC
WHITEBOX CREDIT ARBITRAGE ADVISORS, LLC
PANDORA SELECT ADVISORS, LLC

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling

Mark Strefling
Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.
WHITEBOX MULTI-STRATEGY FUND , L.P.
WHITEBOX MULTI-STRATEGY FUND, LTD.

By:	Whitebox Multi-Strategy Advisors, LLC
Investment Manager

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling

Mark Strefling
Chief Operating Officer

WHITEBOX CREDIT ARBITRAGE PARTNERS, L.P.
WHITEBOX CREDIT ARBITRAGE FUND , L.P.
WHITEBOX CREDIT ARBITRAGE FUND, LTD.

By:	Whitebox Credit Arbitrage Advisors, LLC
Investment Manager

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling

Mark Strefling
Chief Operating Officer

PANDORA SELECT PARTNERS, L.P.
PANDORA SELECT FUND, L.P.
PANDORA SELECT FUND, LTD.

By:	Pandora Select Advisors, LLC
Investment Manager

By:	Whitebox Advisors, LLC
Managing Member

By:	/s/ Mark Strefling

Mark Strefling
Chief Operating Officer